[Jones Day Letterhead]

April 30, 2018

BY EDGAR

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Granite Construction Incorporated
Amendment No. 1 to Registration Statement on Form S-4
Filed April 16, 2018
File No. 333-223611

Ladies and Gentlemen:

Granite Construction Incorporated (the “Company” or “Granite”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-4 (as amended, the “Registration Statement”). On behalf of the Company, we are responding to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated April 26, 2018. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s responses are to Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information, page 39

General

1.

In response to comment nine you state that you did not include the repayment of Layne’s 4.25% convertible notes and conversion of Layne’s 8.0% convertible notes in your pro forma financial statements. You state that the merger does not accelerate the maturity date of either Layne’s 8.0% convertible notes or Layne’s 4.25% convertible notes, as a result, those notes will remain outstanding following the merger. We also note page A-58 of the merger agreement only discusses a change in settlement to a cash settlement for the 4.25% convertible notes. However, we note on page 21 of Layne’s Form 10-K for the fiscal year ended January 31, 2018 that if the 4.25% Convertible Notes have not been redeemed, repurchased, otherwise retired, discharged in accordance with their terms or converted into Layne’s common stock, or effectively discharged, in each case on or prior to August 15, 2018 or the scheduled maturity date of the 4.25% Convertible Notes has not been extended to a date that is after October 15, 2019, then the 8.0% Convertible Notes will mature on August 15, 2018. On page 38 of your amended Form S-4 you

United States Securities and Exchange Commission

April 30, 2018

present the 4.25% Convertible Notes with a maturity date of November 15, 2018, which appears would accelerate the maturity of the 8.0% notes to August 2018. Please tell us why you have not presented the 8.0% convertible notes as a current liability in your pro forma financial statements. In this regard, please explain how the disclosure in the Layne 10-K for the year ended January 31, 2018, relates or impacts the treatment of these convertible instruments as part of the merger. Please revise your disclosure if necessary to explain how these terms are related and why the 8% convertible notes were not classified as a current liability.

Response: The Company acknowledges the Staff’s comment and advises the Staff that for purposes of the pro forma financial statements it has reclassified the Layne Christensen Company (“Layne”) 8.0% convertible notes from a non-current to a current liability. The Company previously presented Layne’s 8.0% convertible notes as a non-current liability because, under the terms of the indenture governing the notes, the Company has control over whether to accelerate the maturity to August 15, 2018 or wait until May 1, 2019, the original maturity date. As more fully described on page 47 of Amendment No. 2, if all of Layne’s outstanding 4.25% convertible notes have not been retired prior to August 15, 2018 and if the maturity date for Layne’s 4.25% convertible notes has not been extended to a date after October 15, 2019, then maturity of Layne’s 8.0% convertible notes will accelerate to August 15, 2018. The Company currently intends to redeem Layne’s 4.25% convertible notes on the original maturity date of November 15, 2018; therefore, the maturity of Layne’s 8.0% convertible notes will be accelerated to August 15, 2018.

The Company has revised pages 21, 41 and 47 of Amendment No. 2 to update the disclosure based on the reclassification.

Adjustments to the Pro Forma Balance Sheet, page 44

Pro form adjustment (b), page 44

2.	Please provide the preliminary purchase price allocation required by ASC 805-20-50-1. Please refer to ASC 805-10-55-41 for additional guidance. In this regard, you state in your response to comment five from our letter dated April 9, 2018, that you have undertaken a preliminary evaluation, included pro forma adjustments to fair value Layne’s debt and investments in affiliates and were able to calculate goodwill by subtracting the “estimated net value of Layne’s assets and liabilities.”

Response: The Company acknowledges the Staff’s comment and has revised page 44 of Amendment No. 2 to include the preliminary purchase price allocation in response to the Staff’s comment.

Pro forma Adjustment (e), page 45

3.	We have read your response to comment seven. Please revise your filing to discuss how you determined the adjustment amount for debt. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised page 45 of Amendment No. 2 to provide details of the assumptions used for the pro forma adjustments to Layne’s debt.

United States Securities and Exchange Commission

April 30, 2018

Pro forma Adjustment (g), page 46

4.	We have read your response to comment eight. It is unclear how you arrived at 446,988 stock options outstanding at March 9, 2018. We note Layne disclosed 659,086 outstanding at January 31, 2018, in their Form 10-K for the year ended January 31, 2018.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it only included Layne’s stock options with exercise prices that do not exceed the per share merger consideration based on the market price of the Company’s common stock as of April 10, 2018.

The Company has revised page 46 of Amendment No. 2 to provide the rationale for excluding Layne’s stock options with exercise prices that do not exceed the per share merger consideration.

* * * * * * *

Please call me at (214) 969-3766 should you wish to discuss the matters addressed above or other issues relating to the Registration Statement. Thank you for your attention to this matter.

Very truly yours,

/s/ James E. O’Bannon

James E. O’Bannon

cc:	Richard Watts, Senior Vice President, General Counsel and Secretary, Granite Construction Incorporated

Steven F. Crooke, Senior Vice President, Chief Administrative Officer and General Counsel, Layne Christensen Company

Alain Dermarkar, Partner, Jones Day

Ryan J. Maierson, Partner, Latham & Watkins LLP